Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 6


                  NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1997.

     In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of March 31, 1998, the results of its operations for the three-month periods ended March 31, 1998 and 1997, and its cash flows for the three-month periods then ended.

2. The results of operations for the three-month period ended March 31, 1998, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1998.

3.   The Company adopted Statement of Financial Accounting Standards (SFAS)
No. 128 effective December 31, 1997. Basic earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock during the respective years. Diluted earnings per share is computed based on the weighted average number of total common shares outstanding of Class A and Class B Common Stock, adjusted for dilutive common stock equivalents. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.


Form 10-Q                                                 Crawford & Company
Quarter Ended March 31, 1998                              Page 7


     The following reconciliation illustrates the numerators and denominators of the basic and diluted net income per share computations shown on the consolidated statements of income:


                                                       1998        1997
(In thousands, except per share data)

Basic net income per share computation
Numerator
   Income available to common shareholders          $11,420    $  6,315

Denominator
   Weighted-average common shares outstanding        49,320      50,030

Basic net income per share                          $  0.23    $   0.13

Diluted net income per share computation

Numerator
   Income available to common shareholders          $11,420    $  6,315

Denominator
   Weighted-average common shares outstanding        49,320      50,030
   Option shares outstanding                            762         604
   Shares issuable under convertible debt               ---         782
                                                     50,082      51,416

Diluted net income per share                       $   0.23    $   0.12

Options to purchase 1,012,500 shares of Class A Common Stock at $19.125 and $19.50 per share were outstanding at March 31, 1998 but were not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares; to include them would have been antidilutive.

4. The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of "comprehensive income" and its components. Comprehensive income for the Company consists of net income and foreign currency translation adjustments. Total comprehensive income (in thousands) was $9,951 and $2,974 for the three-month periods ended March 31, 1998 and 1997, respectively.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 8


5. In July 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS Nos. 14, 18, 24 and 30 and establishes new standards for segment reporting, using the "management approach," in which reportable segments are based on the same criteria on which management disaggregates a business for making operating decisions and assessing performance. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The company is in the process of evaluating the disclosure requirements and will adopt the standard for its 1998 fiscal year. The adoption of SFAS No. 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 supersedes the disclosure requirements in SFAS
Nos. 87, 88 and 106 and is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements and will adopt the standard for its 1998 fiscal year. The adoption of SFAS No. 132 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

6. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 9


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

At March 31, 1998, current assets exceeded current liabilities by approximately $144.9 million, a decrease of $4.4 million from the working capital balance at December 31, 1997. Cash and cash equivalents at March 31, 1998 totaled $45.3 million, decreasing $10.1 million from the balance at the end of 1997. The Company held no short-term investments at March 31, 1998 or December 31, 1997. Cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders, and acquisitions of property and equipment. The ratio of current assets to current liabilities was 2.2 to 1 at March 31, 1998 and December 31, 1997.

During 1997, the Company announced a share repurchase program to acquire up to an aggregate of 3,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through March 31, 1998, the Company has reacquired 878,500 shares of its Class A Common Stock and 85,200 shares of its Class B Common Stock at an average cost of $19.68 and $20.03 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of March 31, 1998 and December 31, 1997 totaled $19.8 million. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at March 31, 1998 was $215.7 million, compared with $215.0 million at the end of 1997. Long-term debt totaled $0.7 million at March 31, 1998 and December 31, 1997.


Form 10-Q                                                 Crawford & Company
Quarter Ended March 31, 1998                              Page 10


Results of Operations

Operating results for the Company's domestic and international operations for the three-month periods ended March 31, 1998 and 1997 are as follows:

            Three-month Periods Ended March 31, 1998 and 1997

                       Domestic         International           Total
                    1998      1997      1998      1997      1998      1997
                         (In thousands of dollars, except percentages)

Revenues          $127,257  $139,907  $ 38,876  $ 26,044  $166,133  $165,951

Compensation
  & Benefits        80,194    89,433    25,267    16,424   105,461   105,857
% of Revenues        63.0%     63.9%     65.0%     63.1%     63.5%     63.8%

Expenses Other
  than Compensation
  & Benefits        27,555    31,653    13,569     9,159    41,124    40,812
% of Revenues        21.7%     22.6%     34.9%     35.2%     24.7%     24.6%

Pretax Income Before
  Year 2000 Expenses,
  Restructuring Charge
  and Minority
  Interest        $ 19,508  $ 18,821  $     40  $    461  $ 19,548  $ 19,282
% of Revenues        15.3%     13.5%      0.1%      1.8%     11.8%     11.6%


Revenues for the first three months of 1998 were $166.1 million, up 0.1% from the $166.0 million for the same period in 1997. Consolidated pretax income before Year 2000 expenses, restructuring charge and minority interest increased 1.4%, to $19.5 million in the first quarter of 1998 compared to the same period in 1997. While revenues increased 0.1% in the three-month period ended March 31, 1998, corresponding expenses actually decreased due to efficiencies achieved in operating and support activities throughout the Company.


DOMESTIC OPERATIONS

Revenues

Domestic revenues from insurance companies and self-insured entities totaled $127.3 million for the three months ended March 31, 1998, a 9.0% decrease from the comparable period in 1997, due largely to the winding down of a large class action service contract.


Form 10-Q                                                 Crawford & Company
Quarter Ended March 31, 1998                              Page 11


Domestic unit volume, measured principally by chargeable hours and excluding acquisitions, decreased approximately 14.6% in the first quarter of 1998, compared to the same period in 1997. This decrease was partially offset by changes in the mix of services provided and in the rates charged for those services, the combined effects of which increased revenues by approximately 5.6% in the first quarter of 1998, compared to the comparable period in 1997.

Revenues from domestic operations include $6.2 million in revenue from services provided by the Company's catastrophe adjusters during the first three months of 1998, principally to clients affected by natural or man-made disasters, including hurricanes, floods, hail storms and oil spills. During the same period in 1997, such revenue approximated $6.7 million.

Compensation and Fringe Benefits

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Domestic compensation expense decreased as a percent of revenues from 63.9% in the three months ended March 31, 1997 to 63.0% in the same period in 1998. This decrease is due largely to an approximate 9% decline in full-time equivalent employees and a reduction in retirement expense, resulting from favorable investment returns.

Domestic salaries and wages of personnel other than contract managers decreased by 8.2%, from $63.6 million in the first quarter of 1997, to $58.4 million in the comparable period in 1998, 45.5% and 45.9% of domestic revenues in 1997 and 1998, respectively. Contract managers' compensation is based on the operating income of the offices which they manage. Compensation of these managers totaled $8.6 million in the three-month period ended March 31, 1998, decreasing 17.3% from related 1997 costs of $10.4 million, due to the decline in revenues and an increase in branches headed by non-contract managers.

Payroll taxes and fringe benefits for domestic operations totaled $13.2 million in the first three months of 1998, decreasing 14.3% from 1997 costs of $15.4 million, due to the reduction in retirement expense.

Expenses Other than Compensation and Fringe Benefits

Domestic expenses other than compensation and related payroll taxes and fringe benefits approximated 21.7% of revenues for the three months ended March 31, 1998, down from 22.6% of revenues for the same period in 1997. This decline is largely due to reductions in administrative costs resulting from the Company's continuing focus on cost control.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 12


INTERNATIONAL OPERATIONS

Revenues

Revenues from the Company's international operations totaled $38.9 for the first quarter of 1998, a 49.3% increase from $26.0 million for the same period in 1997, net of approximately a 5% decline due to the negative effect of a relatively stronger U.S. dollar. This increase is due to the acquisition of THG, with only one month's results included in the first three months of 1997, due to an acquisition effective date of January 1, 1997 and a two-month delay in reporting international results.

Compensation and Fringe Benefits

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased from 63.1% to 65.0% in the three-month periods ended March 31, 1998 and 1997, respectively. Salaries and wages of international personnel increased from 53.7% of revenues in 1997 to 55.8% for the comparable period in 1998. Payroll taxes and fringe benefits decreased as a percent of revenues, from 9.4% in the three-month period ended March 31, 1997, to 9.2% in the same period in 1998.

Expenses Other than Compensation and Fringe Benefits

Expenses other than compensation and related payroll taxes and fringe benefits approximated 34.9% of international revenues for the first three months of 1998, compared to 35.2% of revenues for the same period in 1997. These expenses comprise a higher percentage of revenues than the Company's domestic operations due primarily to amortization of intangible assets and higher automobile, occupancy and interest costs.

Restructuring Charge

In connection with the acquisition of Thomas Howell Group, the Company recorded a pretax charge of $13 million for personnel, facilities and other costs associated with integration of the Company's international businesses. An integration management plan was developed by teams from both companies with an advisory board, steering committee and integration teams for each geographic territory. The teams developed a timeline and a communications program, identified specific leases to be terminated and redundant positions to be eliminated. After reflecting income tax benefits of $4.3 million and minority interest share of $3.5 million, this charge reduced Crawford's net income for the three months ended March 31, 1997 by $5.2 million, or $0.10 per share.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 13


Minority Interest

Minority interest benefit of $13,000 and $3.2 million were recorded in the first quarter of 1998 and 1997, respectively, reflecting Swiss Re's 40% minority interest in Crawford-THG Limited.


FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company expects to incur significant costs during the next two to three years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most organizations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. The Company estimates this cost to be approximately $15 million over the next two to three years, with approximately $9 million expected to be incurred in 1998. Through March 31, 1998, the Company has incurred $1 million. Although this cost may be material to the Company's results of operations in one or more fiscal quarters or years, the Company does not believe it will have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Company.

Certain information presented in Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Company's Form 10-K for the year ended December 31, 1997 discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk factor is the Company's ability to timely and efficiently address the Year 2000 problem.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 14


Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 15).


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 15


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of March 31, 1998 and the related condensed consolidated statements of income for the three-month periods ended March 31, 1998 and 1997 and the related condensed consolidated statements of cash flows for the three-month periods ended March 31, 1998 and 1997. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1997 (not presented separately herein), and in our report dated January 30, 1998, we expressed an unqualified opinion on that balance sheet. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1997 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                      Arthur Andersen LLP



Atlanta, Georgia
May 4, 1998



Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 16


PART II - OTHER INFORMATION


Item 6.    Exhibits and Reports on Form 8-K.

           (a)  Exhibits

                15.1  Letter from Arthur Andersen LLP
                27.1  Financial Data Schedule

           (b)  Reports on Form 8-K

                Registrant filed no reports on Form 8-K during the period covered by this report.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1998                             Page 17


                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Crawford & Company
                                            (Registrant)



Date:  05/08/98                     /s/D. A. Smith
                                    D. A. Smith
                                    Chairman of the Board, President and
                                    Chief Executive Officer


Date:  05/08/98                     /s/D. R. Chapman
                                    D. R. Chapman
                                    Executive Vice President - Finance
                                    (Principal Financial Officer)


Date:  05/08/98                     /s/J. F. Giblin
                                    J. F. Giblin
                                    Senior-Vice President and Controller
                                    (Principal Accounting Officer)


Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1998                            Page 18


                             INDEX TO EXHIBITS


Exhibit No.     Description                             Sequential Page No.

  15.1          Letter from Arthur Andersen LLP                19

  27.1          Financial Data Schedule (for SEC use only)